

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 23, 2015

Jason Lane
President, Chief Executive Officer, and Chief Financial Officer
KokiCare, Inc.
26716 Via Colina
Stevenson Ranch, CA 91381

> **Re:** **KokiCare, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 11, 2015**
> **File No. 333-207220**

Dear Mr. Lane:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 28, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Implications of Being an Emerging Growth Company, page 3

1. We note that you removed the disclosure indicating that you "have elected not to use the extended transition period" for complying with new and revised accounting standards. Please revise to reinstate this disclosure and as previously requested, revise to disclose that your election to opt out of the extended transition period for complying with new and revised accounting standards is irrevocable. Alternatively, explain why you believe revision is not necessary.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding the comment on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information
Technologies and Services